October 8, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:     H. Roger Schwall, Assistant Director

Re:	Response Submitted in the Matter of Encana Corporation's Form 40-F for the Fiscal Year ended December 31, 2009 (Filed February 18, 2010)

Dear Sir:

On behalf of Encana Corporation ("Encana" or the "Corporation") and in response to the comment letter dated September 28, 2010 from the staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission"), please consider the following responses (the "Responses") to the Comment Letter relating to the Corporation's annual report on Form 40-F for the fiscal year ended December 31, 2009.  Attached as Annex A hereto, please find the Responses.

The contact information of the responsible representative at Encana is Sherri A. Brillon, Executive Vice-President & Chief Financial Officer, 1800, 855 2nd Street S.W., P.O. Box 2850, Calgary, Alberta, Canada T2P 2S5; telephone: (403) 645-2000.

In addition, please note that the submission of the Responses is without prejudice to, and with full reservation of, all privileges, rights and protections that may apply, including the attorney-client privilege and work product doctrine.

U.S. Securities and Exchange Commission	2

If Staff wishes to discuss this letter or the attached documents, please contact Ms. Brillon or the undersigned at (403) 645-4742.

Yours truly,

Encana Corporation

/s/ Patricia Smith-Grayton

Patricia Smith-Grayton
Vice-President & General Counsel

cc:     Sherri A. Brillon
D.H. Dwight Barton
David F.C. Sheridan

encana™

U.S. Securities and Exchange Commission	A-1

ANNEX A

Corporation Responses

The headings and numbered responses set out below correspond to the headings and numbered comments in the Comment Letter.  The Corporation's responses to the Staff's comments are as follows:

Form 40-F

Reserve Quantities and Other Oil and Gas Information, page 17

1.	Clarify what is meant by the term "evaluate" as used here and elsewhere in your filing. It is not clear if the work of the IQREs constitutes an estimate, audit, or process review.

RESPONSE TO COMMENT 1

Encana submits that the "evaluations" that are described on page 17 of the Annual Information Form ("AIF") in the Form 40-F are in fact estimates, as supported by the following disclosure provided in the first sentence of the second paragraph on page 17:

"EnCana's Vice President, Corporate Reserves & Competitor Analysis and four other staff under this individual's direction oversee the preparation of the reserves estimates by the IQREs."

Encana therefore believes that the Form 40-F currently appropriately discloses the evaluations as estimates.

Proved Undeveloped Reserves, page 20

2.	We note that your PUDs increased by 37% in 2009. Provide the disclosure required by Item 1203(b) of Regulation S-K.

RESPONSE TO COMMENT 2

Encana submits that there is no representation provided in the Form 40-F, nor is one intended, that proved undeveloped reserves increased by 37% in 2009.  Page 20 of the AIF in the Form 40-F contains the following disclosure:

"EnCana's proved undeveloped natural gas reserves represented approximately 41 percent of total proved natural gas reserves at December 31, 2009, up from approximately 37 percent at December 31, 2008."

The disclosure on page 19 of the AIF in the Form 40-F states that proved undeveloped reserves for natural gas for EnCana decreased from 5,013 billions of cubic feet in 2008 to 4,564 billions of cubic feet in 2009.  The Corporation's proved undeveloped reserves for crude oil and natural gas liquids and bitumen also decreased between 2008 and 2009.  Encana does not consider these decreases to be material, and they are largely attributable to the corporate reorganization involving the division of Encana into two independent

U.S. Securities and Exchange Commission	A-2

publicly traded energy companies - Encana Corporation and Cenovus Energy Inc.  Accordingly, Encana does not believe that any further disclosure is required under Item 1203(b) of Regulation S-K.

Delivery Commitments, page 33

3.	Clarify which line item you are incorporating from "Contractual Obligations and Contingencies." We assume that it is the "Other Long-Term Commitments."

RESPONSE TO COMMENT 3

No specific line is incorporated from the table in the "Contractual Obligations and Commitments" section of the Corporation's Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2009.  As at December 31, 2009, Encana had no material long term physical sales contracts.  Most of its production is sold under short term contracts at the market price at the time that the product is sold.  The nature of Encana's business and its sources of supply to satisfy its sales obligations are such that the specific items of disclosure contemplated by Item 1207 of Regulation S-K are not material, and the first two sentences under the heading of "Delivery Commitments" on page 33 of the AIF in the Form 40-F are sufficient to provide material information relating to Encana's delivery commitments.  The information in "Contractual Obligations and Contingencies" provides additional information on Encana's contractual obligations and contingencies generally, rather than any specific information on its delivery commitments.

Appendix B

4.	We refer you to Item 1202(a)(8) of Regulation S-K. Please provide us with an annotated version of the report indicating for us how this report complies with that Item.

RESPONSE TO COMMENT 4

Encana submits that the Appendix B that Staff refers to is a modified report of qualified reserves evaluators required by the terms of an exemption order granted by Canadian Securities Administrators (the "CSA") which allows Encana to provide certain disclosure with respect to reserves and other oil and gas information in a manner consistent with the disclosure requirements under U.S. securities legislation.  This modified report, whose form has been reviewed and approved by the CSA, is generally consistent with the disclosure requirements of Form 51-101 F2 of National Instrument 51-101.  For your reference, Encana has provided a copy of its current exemption order as Annex C.  As a Canadian foreign private issuer, Encana is not subject to the filing requirements of Item 1202(a)(8) of Regulation S-K, and therefore the modified report was not intended to comply with that item.

U.S. Securities and Exchange Commission	B-1

ANNEX B

Encana Corporation
1800 - 855 2nd Street S.W.
P.O. Box 2850
Calgary, Alberta, Canada  T2P 2S5

                   October 8, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:    H. Roger Schwall, Assistant Director

Dear Sirs:

On behalf of Encana Corporation (the "Corporation"), I hereby acknowledge that:

1.	the Corporation is responsible for the adequacy and accuracy of the disclosure in its Form 40-F for the fiscal year ended December 31, 2009 (the "Filing");

2.
comments by the staff ("Staff") of the Securities and Exchange Commission (the "Commission") or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

3.	the Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Sherri A. Brillon
Sherri A. Brillon Executive Vice-President & Chief Financial Officer

U.S. Securities and Exchange Commission	C-l

ANNEX C

Headnote
MI 11-102 and NP 11-203 - Issuer exempt from certain disclosure requirements of NI 51-101 subject to conditions including the condition to provide a modified statement of reserves data and other oil and gas information containing the information contemplated by, and consistent with, US Disclosure Requirements - Issuer has already obtained the relief in a prior order and would be unduly disadvantaged in competing for investment capital if not exempted from certain disclosure requirements of NI 51-101— Modified annual oil and gas forms and reliance on US Disclosure Requirements.

Applicable Legislative Provisions
Securities Act, R.S.A. 2000, c. S-4, s. 213
National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities

Citation: EnCana Corporation, 2008 ABASC 552                                                                                                               Date: 20080929

In the Matter of
the Securities Legislation of
Alberta and Ontario (the Jurisdictions)

and

In the Matter of
the Process for Exemptive Relief Applications in Multiple Jurisdictions

and
In the Matter of EnCana Corporation (the Filer)
Decision

Background
The securities regulatory authority or regulator in each of the Jurisdictions (Decision Maker) has received an application from the Filer for a decision under the securities legislation of the Jurisdictions (the Legislation) that the Filer be exempted from the requirements contained in the Legislation

(a)	to disclose information concerning oil and gas activities in accordance with the following sections of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (NI 51-101):

(i)	section 2.1;
(ii)	A. sections 5.2(a)(iii) and (iv), B. sections 5.2(b) and (c), and C. section 5.3,

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       but only in respect of reserves as disclosed in accordance with US Disclosure Requirements defined below; and

(iii)	sections 5.8, 5.15(a), 5.15(b)(i) and 5.15(b)(iv);

including as those requirements pertain to prospectuses, annual information forms and other disclosure documents (collectively, the Specified Canadian Disclosure Requirements); and

Under the Process for Exemptive Relief Applications in Multiple Jurisdictions (for a dual application):

(a)	the Alberta Securities Commission is the principal regulator for this application;

(b)
the Filer has provided notice that section 4.7(1) of Multilateral Instrument 11-102 Passport System (MI 11-102) is intended to be relied upon in each of the provinces and territories of Canada other than Ontario; and

(c)	the decision is the decision of the principal regulator and evidences the decision of the securities regulatory authority or regulator in Ontario.

Interpretation
Unless otherwise defined, the terms herein have the meaning set out in National Instrument 14-101 Definitions, MI 11-102 and CSA Staff Notice 51-324 Glossary to NI 51-101 Standards of Disclosure for Oil and Gas Activities.

Representations
This decision is based on the following facts represented by the Filer:

1.
The Filer is exempted from certain requirements of NI 51-101 pursuant to a decision document dated December 16, 2003 issued under the Mutual Reliance Review System for Exemptive Relief Applications (the Original Decision).

2.
As a result of the amendments that were made to NI 51-101 on December 28, 2007, the Original Decision will terminate on December 28, 2008. The Filer acknowledges that this decision will supercede and replace the Original Decision in its entirety as of the effective date of this decision.

3.
The basic circumstances upon which the decision to grant the relief contained in the Original Decision was based continue to apply to the Filer and the relief requested by the Filer represents a grandfathering of the relief in the Original Decision, modified as required.

4.	The head office of the Filer is located in Calgary, Alberta.

5.	The Filer is a reporting issuer or equivalent in each of the provinces and territories of Canada and is not in default of securities legislation in any of the provinces or territories of Canada.

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6.	The Filer currently has registered securities under the 1934 Act.

7.	The Filer is active in capital markets outside Canada where it competes for capital with foreign issuers, and has offered and intends to continue to offer securities in the US;

8.	A significant portion of the Filer's securities are held, or its security holders are located, outside of Canada.

9.
The disclosure requirements relating to reserves and oil and gas activities under US securities legislation (including disclosure requirements or guidelines issued or referenced by the SEC), as interpreted and applied by the SEC (US Disclosure Requirements) are different from the oil and gas disclosure requirements prescribed by the Legislation.

10.
For purposes of making an investment decision or providing investment analysis or advice, a significant portion of the Filer's investors, lenders and investment analysts in both Canada and the US routinely compare the Filer to US and international oil and gas issuers and, accordingly, comparability of its disclosure to their disclosure is of primary relevance to market participants.

11.	Compliance with the Specified Canadian Disclosure Requirements would disadvantage the Filer in competing for investment capital.

Decision
Each of the Decision Makers is satisfied that the decision meets the test set out in the Legislation for the Decision Maker to make the decision.

The decision of the Decision Makers under the Legislation is that:

1.        the Filer is exempt from the Specified Canadian Disclosure Requirements for so long as:

(a)
Annual Filings — the Filer files with the securities regulatory authorities the following not later than the date on which it is required by the Legislation to file audited financial statements for its most recent financial year:

(i)
a modified statement of reserves data and other oil and gas information relating to its oil and gas activities containing the information contemplated by, and consistent with, US Disclosure Requirements;

(ii)	a modified report of qualified reserves evaluators in a form acceptable to the principal regulator; and

(iii)	a modified report of management and directors on reserves data and other information in a form acceptable to the principal regulator;

(b)
Use of COGE Handbook — the Filer's estimates of reserves and related future net revenue (or, where applicable, related standardized measure of discounted future net cash flows (the standardized measure)) are prepared or audited in accordance

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with the standards of the COGE Handbook modified to the extent necessary to reflect the terminology and standards of the US Disclosure Requirements;

(c)
Consistent Disclosure — subject to changes in the US Disclosure Requirements and NI 51-101 and related policies, the Filer is consistent in its application of standards relating to oil and gas information and its disclosure of such information, within and between reporting periods, and without limiting the generality of the foregoing, in any disclosure made to the public, the Filer's estimates of reserves and related future net revenue (or, where applicable, related standardized measure) must be consistent with the reserves and related future net revenue (or, where applicable, related standardized measure) reported in its most recent filing with the Decision Maker;

(d)
Disclosure of Reserves — if the Filer discloses probable reserves (which must be categorized in accordance with the COGE Handbook) separately from US proved reserves and a portion of the probable reserves includes US proved reserves, the Filer discloses that portion and explains the reason for the overlapping volume (which arises from the application of two different categorization systems);

(e)	Disclosure of this Decision and Effect — the Filer

(i)	at least annually, files on SEDAR (either as a separate document or in its annual information form) a statement:

A.	of the Filer's reliance on this decision;

B.
that explains generally the nature of the information that the Filer has disclosed or intends to disclose in the year in reliance on this decision and that identifies the standards and the source of the standards being applied (if not otherwise readily apparent); and

C.
to the effect that the information that the Filer has disclosed or intends to disclose in the year in reliance on this decision may differ from the corresponding information prepared in accordance with NI 51-101 standards (if that is the case), and briefly describes the principal differences between the standards applied and the requirements of NI 51 -101; and

(ii)	includes, reasonably proximate to all other written disclosure that the Filer makes in reliance on this decision, a statement:

A.	of the Filer's reliance on this decision;

B.	that explains generally the nature of the information being disclosed and identifies the standards and the source of the standards being applied (if it is not otherwise readily apparent);

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C.	that the information disclosed may differ from the corresponding information prepared in accordance with NI 51-101 standards; and

D.	that reiterates or incorporates by reference the disclosure referred to in paragraph l(e)(i)(C).

This decision:

(a)	will come into effect on the date hereof and will supercede and replace the Original Decision in its entirety, effective that date; and

(b)	will terminate one year after the effective date of any change to the Specified Canadian Disclosure Requirements or the US Disclosure Requirements, unless:

(i)	the principal regulator otherwise agrees in writing; or

(ii)	the change is a clerical or other minor amendment.

"original signed by "	"original signed by "
William S. Rice, QC Alberta Securities Commission	Glenda A. Campbell, QC Alberta Securities Commission